UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GENESIS HEALTHCARE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37184D101

(CUSIP Number)

Richard Marks, Esq.
c/o Northbrook GH, LLC
500 Skokie Blvd., Suite 310
Northbrook, IL 60062
(847) 559-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37184D101	Page 2 of 8

	1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Northbrook GH, LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)
		(b)	☒

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)	WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

	6.	Citizenship or Place of Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	1,011,683
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	See Row 8 above.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	See Row 8 above.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

	13.	Percent of Class Represented by Amount in Row (11)	5.1%

	14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 37184D101	Page 3 of 8

	1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). David Hokin

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)
		(b)	☒

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)	OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

	6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	1,011,683
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power	See Row 8 above.

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	See Row 8 above.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

	13.	Percent of Class Represented by Amount in Row (11)	5.1%

	14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 37184D101	Page 4 of 8

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on January 26, 2007 (the “Schedule 13D”) of Northbrook GH, LLC (“NGH”) and David Hokin (“Hokin” and together with NGH, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Genesis Common Stock”), of Genesis HealthCare Corporation, a Pennsylvania corporation (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

NGH expended an aggregate of approximately $619,176 in connection with its acquisitions, since January 25, 2007, of 4,100 shares of Genesis Common Stock. The sources of such funds were NGH’s working capital.

NGH sold an aggregate of 400 shares of Genesis Common Stock since January 25, 2007 for aggregate proceeds of approximately $24,585.24.

Item 4. Purpose of Transaction

The response to Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons initially acquired the shares of Genesis Common Stock reported in Item 5 for investment purposes, without the intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, following their review and evaluation of information in the Issuer’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 7, 2007 (the “Genesis Proxy Statement”) regarding the proposed acquisition of the Issuer by FC-GEN Investment, LLC, a joint venture between affiliates of Formation Capital, LLC and affiliates of JER Partners, a private equity investment group affiliated with J.E. Robert Company, Inc. (the “Proposed Transaction”), the Reporting Persons have determined that they intend to communicate with some or all of the following: other shareholders, management, the board of directors of the Issuer, other investors, shareholder services, industry analysts, the press, existing or potential strategic partners or competitors and others to oppose the Proposed Transaction and to propose, discuss and/or determine what alternative course of action may better serve the interests of holders of Genesis Common Stock, including the Reporting Persons. These alternatives may include:

•	proposing or supporting an acquisition of the Issuer in a transaction other than the Proposed Transaction;

•	a merger of the Issuer with another entity;

•	seeking an increase in the price to be paid to holders of Genesis Common Stock in the Proposed Transaction;

•	a sale or transfer of a material amount of assets of the Issuer, or one or more of its subsidiaries in a transaction other than the Proposed Transaction;

•	a leveraged recapitalization of the Issuer (such as a borrowing followed by a stock buy-back program or extraordinary dividend); or

•	related or other transactions the Reporting Persons determine may better serve the interests of holders of Genesis Common Stock.

CUSIP No. 37184D101	Page 5 of 8

In this regard, NGH sent a letter (attached as Exhibit 1 and incorporated herein by reference) to the Board of Directors of the Issuer on March 23, 2007 expressing dissatisfaction with the consideration being offered public shareholders in the Proposed Transaction and the process by which the Issuer’s board of directors approved the Proposed Transaction.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may communicate with other shareholders, management, the board of directors of Issuer, other investors, shareholder services, industry analysts, the press, existing or potential strategic partners or competitors regarding the matters described above and other matters, including, without limitation, the business, operations, financial condition, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the status of the Proposed Transaction and the apparent level of shareholder support for the Proposed Transaction, the terms of any alternative transactions that may be proposed, the Issuer’s financial position and strategic direction, the outcome of any discussions described above, actions taken by the Issuer’s Board of Directors, the market price of the Genesis Common Stock, the availability of other investment opportunities, conditions in the securities markets, regulatory requirements, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation:

•	purchasing additional Genesis Common Stock in public and private transactions;

•
entering into derivative transactions to hedge market risk relating to some or all of the shares of Genesis Common Stock reported under Item 5, or to obtain greater exposure to, the Genesis Common Stock;

•
selling some or all of their Genesis Common Stock in public or private transactions, subject to applicable limitations under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or “blue sky” laws.

There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives discussed in this Item 4. The Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate with respect to all matters referred to in this Item 4, including voting in favor of the Proposed Transaction.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The response to Item 5 is hereby amended and restated in its entirety as follows:

(a) - (b)    At the date hereof, the Reporting Persons beneficially own 1,011,683 shares of Genesis Common Stock, representing approximately 5.1% of the 19,776,667 shares of Genesis Common Stock outstanding on March 5, 2007 as reported in the Genesis Proxy Statement. Each of the Reporting Persons has shared power to vote and to dispose of the shares of Genesis Common Stock beneficially owned by it.

(c)    The following table sets forth the transactions effected by the Reporting Persons in the shares of Genesis Common Stock since January 25, 2006. All such transactions were open market transactions.

CUSIP No. 37184D101	Page 6 of 8

Trade Date	Transaction Type	Quantity	Price Per Share ($)	Total Transaction Amount ($)
25-Jan-07	Buy	1000	61.17	61,170
26-Jan-07	Buy	1000	61.17	61,170
26-Jan-07	Sell	-400	61.46	-24,585
30-Jan-07	Buy	1000	61.17	61,170
02-Feb-07	Buy	100	61.26	6,126
06-Mar-07	Buy	1000	62.52	62,520

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this statement on Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Genesis Common Stock that are required to be described hereunder.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Letter sent by Northbrook GH, LLC to the Board of Directors of Genesis Healthcare Corporation dated March 23, 2007.

CUSIP No. 37184D101	Page 7 of 8

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of March, 2007

NORTHBROOK GH, LLC

By:	/s/ David Hokin David Hokin, Manager	/s/ David Hokin David Hokin

CUSIP No. 37184D101	Page 8 of 8

EXHIBIT INDEX

Exhibit 1. Letter sent by Northbrook GH, LLC to the Board of Directors of Genesis Healthcare Corporation dated March 23, 2007.